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Exhibit 14.1

Code of Ethics For CEO, CFO and Other Senior Financial Officials

iBasis, Inc. ("the Company") recognizes that the Chief Executive Officer, the Chief Financial Officer, as well as the Vice President-Finance and Controller, hold an important and elevated role in the corporate governance of the Company. As such they are uniquely capable and empowered to ensure that stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, the Company expects these individuals to adhere to and advocate the following principles and responsibilities governing their professional and ethical conduct:

  1.
  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

  2.
  Full, fair, accurate, timely, and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by the Company.

  3.
  Compliance with applicable laws, rules and regulations

Any violations of this Code of Ethics should be promptly reported to the Audit Committee. Violations of the Code could subject that person to disciplinary action up to, and including, termination of employment.

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  Exhibit 14.1